Exhibit 99.1

Notice of Postal Ballot dated April 24, 2015

Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

Postal Ballot Notice

[Notice Pursuant to Section 110 of the Companies Act, 2013, read with Rule 22 of the Companies (Management and Administration) Rules, 2014]

Dear Member(s),

Notice is hereby given pursuant to the provisions of Section 110 and other applicable provisions, if any, of the Companies Act, 2013 ('the Act'), read with the Companies (Management and Administration) Rules, 2014 (including any statutory modification or re-enactment thereof for the time being in force) and pursuant to other applicable laws and regulations, that the resolutions appended below for issue of bonus shares / stock dividend, consequential amendments to the Memorandum of Association and transfer of business of Finacle and Edge Services to the Company's subsidiary, Edgeverve Systems Limited ('the subsidiary') are proposed to be passed by the Members through postal ballot / electronic voting (e-voting). The explanatory statement pertaining to the aforesaid resolutions setting out the material facts concerning each item and the reasons thereof is annexed hereto with a Postal Ballot Form for your consideration.

The Board of Directors of the Company has appointed Parameshwar G. Hegde of Hegde & Hegde, Company Secretaries, as the Scrutinizer for conducting the postal ballot / e-voting process in a fair and transparent manner.

Members desiring to exercise their vote by postal ballot are requested to carefully read the instructions printed in the Postal Ballot Form and return the same duly completed in the enclosed self-addressed Business Reply Envelope. Postage will be borne and paid by the Company. Postal Ballot Form(s), if sent by courier or by registered post / speed post at the expense of the Member(s) will also be accepted. The Postal Ballot Form(s) may also be deposited personally at the address given on the self-addressed Business Reply Envelope. The duly completed Postal Ballot Form(s) should reach the Scrutinizer not later than 17:30 Hours IST on June 03, 2015 to be eligible for being considered, failing which it will be strictly considered that no reply has been received from the Member.

Members desiring to opt for e-voting as per the facilities arranged by the Company are requested to read the instructions in the Notes under the section 'Voting through electronic means'. References to postal ballot(s) in this Postal Ballot Notice include votes received electronically.

The Scrutinizer will submit his report to the Chairman of the Company after the completion of the scrutiny of the postal ballots (including e-voting).The results shall be declared on or before June 06, 2015 and communicated to the Stock Exchanges, Depository, Registrar and Share Transfer Agent and would also be displayed on the Company's website at www.infosys.com

Resolutions

Item no. 1 – Increase in Authorized Share Capital

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution :

RESOLVED THAT, pursuant to the provisions of Section 61 and other applicable provisions of the Companies Act, 2013, the authorized share capital of the Company be and is hereby increased to ₹1200,00,00,000 (Rupees one thousand two hundred crore only) divided into 240,00,00,000 (two hundred and forty crore only) equity shares of ₹5 (Rupees five only) each from ₹600,00,00,000 (Rupees six hundred crore only) divided into 120,00,00,000 (one hundred and twenty crore only)

INFOSYS LIMITED
CIN : L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

equity shares of ₹ 5 (Rupees five only) each by creating an additional 120,00,00,000 (one hundred and twenty crore only) equity shares of ₹ 5 (Rupees five only), each aggregating to ₹ 600,00,00,000 (Rupees six hundred crore only).

Item no. 2 – Alteration of Capital Clause of Memorandum of Association

To consider and, if thought fit, to pass the following resolution as a Special Resolution :

RESOLVED THAT, pursuant to the provisions of Sections 13 and 61 and other applicable provisions of the Companies Act 2013, Clause V of the Memorandum of Association of the Company be and is hereby amended and be substituted by the following :

V. The authorized share capital of the Company is ₹ 1200,00,00,000 (Rupees one thousand two hundred crore only) divided into 240,00,00,000 (two hundred forty crore only) equity shares of ₹ 5 (Rupees five only) each.

Item no. 3 – Approval for the issue of Bonus Shares

To consider and if thought fit, to pass the following resolution as a Special Resolution :

RESOLVED THAT, in accordance with Section 63 and other applicable provisions of the Companies Act, 2013, the relevant provisions of the Memorandum of Association of the Company and the recommendation of the Board of Directors of the Company (hereinafter referred to as 'the Board', which expression shall be deemed to include a Committee of Directors duly authorized in this behalf), and subject to the guidelines issued by the Securities and Exchange Board of India (SEBI) and such approvals as may be required in this regard, consent of the Members be and is hereby accorded to the Board for capitalization of such sum standing to the credit of the securities premium / general reserves of the Company, as may be considered necessary by the Board, for the purpose of the issue of bonus shares of ₹ 5/- each, credited as fully paid-up shares to the holders of the existing equity shares of the Company, whose names appear in the Register of Members maintained by the Company / List of Beneficial Owners as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited, on such date as may be fixed in this regard by the Board, in the proportion of one equity share for every one existing equity share held by the shareholders.

RESOLVED FURTHER THAT, consequent to the issue of bonus shares, hereinbefore resolved, in accordance with the relevant provisions of the Memorandum of Association of the Company and subject to any registration statement to be filed with the Securities and Exchange Commission, USA (SEC), and any other requirement under any law, consent of the shareholders be and is hereby accorded to the Board, for the purpose of issue of stock dividend (Bonus), credited as fully paid-up American Depositary Shares (ADSs) to the holders of the existing ADSs of the Company whose names appear on such date as may be fixed in this regard by the Board, in the proportion of one ADS for every one existing ADS held by the ADS holders.

RESOLVED FURTHER THAT no allotment letters shall be issued to the allottees of the bonus shares and that the certificate(s) in respect of bonus shares shall be completed and thereafter be dispatched to the allottees thereof within the period prescribed or that may be prescribed on this behalf, from time to time, except in respect of those allottees who hold shares in dematerialized form.

RESOLVED FURTHER THAT the issue and allotment of the said bonus shares to the extent they relate to Non-Resident Indians (NRIs), Persons of Indian Origin (PIO) / Overseas Corporate Bodies (OCBs) and other foreign investors of the Company will be subject to the approval of the Reserve Bank of India (RBI), as may be necessary.

RESOLVED FURTHER THAT the Board be and is hereby authorized to make appropriate adjustments necessary for the issue of bonus shares / stock dividend as aforesaid, to Restricted Stock Units (RSUs) which have been granted to employees of the Company under its 2011 RSUs Plan, pursuant to the SEBI (Employee Stock Options and Employee Stock Purchase Scheme) Guidelines, 1999 and any amendments thereto from time to time, such that the exercise price for all RSUs which are outstanding as on the record date (vested and unvested RSUs, including lapsed and forfeited RSUs available for reissue) shall be proportionately adjusted and the number of RSUs which are available for granting and those already granted but not exercised as on record date shall be appropriately adjusted.

RESOLVED THAT, for the purposes of giving effect to the bonus issue of equity shares and American Depositary Shares resolved hereinbefore, the issuance of equity shares and / or American Depositary Shares or Instruments or Securities representing the same, the Board and other designated officers of the Company be and are hereby authorized on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation, filing a registration statement, if any, and other documents with the SEC and / or the SEBI, listing the additional equity shares and / or ADSs on BSE Limited, National Stock Exchange of India, NYSE and NYSE Euronext London and Paris as the case may be, amending, if necessary, the relevant sections of the agreement entered into between the Company, Deutsche Bank Trust Company Americas, New York (the depositary to the Company's ADSs) and the American Depositary Receipt Holders ('the Depositary Agreement') in connection with the Company's ADS offering, listing on NYSE, NYSE Euronext London and Paris and entering into of any depositary arrangements in regard to any such bonus as it may in its absolute discretion deem fit.

RESOLVED FURTHER THAT the Board be and is hereby authorized to take all other steps as may be necessary to give effect to the aforesaid resolution and determine all other terms and conditions of the issue of bonus shares as the Board may in its absolute discretion deem fit.

Item no. 4 – Transfer of business of Finacle to the Company's subsidiary, Edgeverve Systems Limited

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

RESOLVED THAT, pursuant to Section 188 and other applicable provisions of the Companies Act, 2013 and the Rules made thereunder and subject to such other approvals, consents, permissions, sanctions of any authorities as may be necessary, consent of the Company be and is hereby accorded to the Board of Directors to enter into a contract to sell, lease, transfer, assign or otherwise dispose of the whole or part of the product Finacle including rights and properties relating thereto, of the Company to Edgeverve Systems Limited, a subsidiary of the Company with effect from August 01, 2015 or such other date as may be decided by the Board of Directors, for an estimated consideration of up to ₹ 3,400 crore to be discharged in a manner and on such terms and conditions as may be mutually agreed upon between the Board of Directors of the Company and Edgeverve Systems Limited.

RESOLVED FURTHER THAT the Board of Directors of the Company or such other officer of the Company be and are hereby authorized to do all such acts, matters and things as may be necessary to give effect to the above resolution.

Item no. 5 – Transfer of business of Edge Services to the Company's subsidiary, Edgeverve Systems Limited

To consider and, if thought fit, to pass the following resolution as a Special Resolution

RESOLVED THAT, pursuant to Section 188 and other applicable provisions of the Companies Act, 2013 and the Rules made thereunder and subject to such other approvals, consents, permissions, sanctions of any authorities as may be necessary, consent of the Company be and is hereby accorded to the Board of Directors to enter into a contract to sell, lease, transfer, assign or otherwise dispose of the whole or part of Edge Services including rights and properties relating thereto, of the Company to Edgeverve Systems Limited, a subsidiary of the Company, with effect from August 01, 2015 or such other date as may be decided by the Board of Directors, for an estimated consideration of up to ₹ 220 crore to be discharged in a manner and on such terms and conditions as may be mutually agreed upon between the Board of Directors of the Company and Edgeverve Systems Limited.

RESOLVED FURTHER THAT the Board of Directors of the Company or such other officer of the Company be and are hereby authorized to do all such acts, matters and things as may be necessary to give effect to the above resolution.

Registered office :
Electronics City, Hosur Road
Bengaluru 560 100
India

by order of the Board of Directors
for Infosys Limited

Dr. Vishal Sikka
Chief Executive Officer and Managing Director

Chennai
April 24, 2015

Notes

1. The statement pursuant to Section 102 of the Act stating all material facts and the reasons for the proposal is annexed herewith.
2. The Postal Ballot Notice is being sent to the Members whose names appear on the Register of Members / List of Beneficial Owners as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited as on April 24, 2015. The Postal Ballot Notice is being sent to Members in electronic form to the email addresses registered with their Depository Participants (in case of electronic shareholding) / the Company's Registrar and Share Transfer Agents (in case of physical shareholding). For Members whose email IDs are not registered, physical copies of the Postal Ballot Notice are being sent by permitted mode along with a postage-prepaid self-addressed Business Reply Envelope.
3. Members whose names appear on the Register of Members / List of Beneficial Owners as on April 24, 2015 will be considered for the purpose of voting.
4. Resolutions passed by the Members through postal ballot are deemed to have been passed as if they have been passed at a General Meeting of the Members.
5. The Members can opt for only one mode of voting, i.e., either by physical ballot or e-voting. In case Members cast their votes through both the modes, voting done by e-voting shall prevail and votes cast through physical Postal Ballot Forms will be treated as invalid.
6. In case a Member is desirous of obtaining a printed Postal Ballot Form or a duplicate, he or she may send an e-mail to investors@infosys.com. The Registrar and Transfer Agent / Company shall forward the same along with postage-prepaid self-addressed Business Reply Envelope to the Member.
7. Voting rights shall be reckoned on the paid-up value of shares registered in the name of the Members as on April 24, 2015.
8. In compliance with Sections 108 and 110 of the Companies Act, 2013 and the Rules made thereunder, the Company has provided the facility to the Members to exercise their votes electronically and vote on all the resolutions through the e-voting service facility arranged by NSDL. The instructions for electronic voting are annexed to this Notice.
9. A Member cannot exercise his vote by proxy on postal ballot.
10. Members desiring to exercise their vote by physical postal ballot are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form duly completed and signed, in the enclosed self-addressed Business Reply Envelope to the Scrutinizer, so that it reaches the Scrutinizer not later than close of working hours (i.e. 17:30 Hours IST) on June 03, 2015. The postage will be borne by the Company. However, envelopes containing postal ballots, if sent by courier or registered / speed post at the expense of the Members will also be accepted. If any postal ballot is received after 17:30 Hours IST on June 03, 2015, it will be considered that no reply from the Member has been received.
11. The Scrutinizer will submit his report to the Chairman after the completion of scrutiny, and the result of the voting by postal ballot will be announced by the Chairman or any Director of the Company duly authorized, at 11:00 Hours IST, on or before June 06, 2015 at the registered office and will also be displayed on the website of the Company (www.infosys.com), besides being communicated to the Stock Exchanges, Depository, Registrar and Share Transfer Agent on the said date.
12. The date of declaration of results of the postal ballot, i.e. on or before June 06, 2015, shall be the date on which the resolution would be deemed to have been passed, if approved by the requisite majority.
13. All the material documents referred to in the explanatory statement will be available for inspection at the registered office of the Company during office hours on all working days from the date of dispatch of the Notice till June 03, 2015.

Voting through electronic means

In compliance with Clause 35B of the Listing Agreement and Sections 108, 110 and other applicable provisions of the Companies Act, 2013, read with the related Rules, the Company is pleased to provide e-voting facility to all its Members, to enable them to cast their votes electronically instead of dispatching the physical Postal Ballot Form by post. The Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its Members.

The instructions for e-voting are as follows :

1. Members whose email addresses are registered with the Company / Depository Participant(s) will receive an email from NSDL informing them of their User-ID and Password. Once the Member receives the email, he or she will need to go through the following steps to complete the e-voting process :
   a. Open email and open the PDF file titled 'Infosys e-voting.pdf', using your Client ID or Folio No. as password. The said PDF file contains your user ID and password for e-voting. Please note that this password is an initial password.
   b. Launch your internet browser and type out the following URL : https://www.evoting.nsdl.com.
   c. Click on Shareholder – Login.
   d. Enter the user ID and password (the initial password noted in step (a) above). Click on Login.
   e. The Password change menu will appear. Change the password to a password of your choice. The new password should have a minimum of 8 digits / characters or combination thereof. It is strongly recommended that you do not share your password with any other person and take utmost care to keep your password confidential.
   f. The homepage of e-voting will open. Click on e-voting : Active Voting Cycles.
   g. Select 'EVEN' (E-Voting Event Number) of Infosys Limited.
   h. Now you are ready for e-voting as the Cast Vote page opens.
   i. Cast your vote by selecting the option of your choice and click on 'submit'. Remember to 'Confirm' when prompted.
   j. On confirmation, the message 'Vote cast successfully' will be displayed.
   k. Once you have voted on a resolution, you will not be allowed to modify your vote.
   l. Institutional Members (i.e. other than individuals, HUF, NRI etc.) are required to send a scanned copy (PDF / JPG Format) of the relevant Board resolution / authorization letter etc., together with attested specimen signature of the authorized signatory(ies) who is/are authorized to vote, to the Scrutinizer via e-mail, to evoting@infosys.com, with a copy marked to evoting@nsdl.co.in.
2. For Members whose email IDs are not registered with the Company / Depository Participant(s) and who receive the physical Postal Ballot Forms, the following instructions may be noted :
   a. The initial password is provided at the bottom of the Postal Ballot Form.
   b. Please follow all the steps from a. to l. mentioned above, in order to successfully cast your vote.
3. In case of any queries, you may refer to the Frequently Asked Questions (FAQs) and e-voting user manual for Members available in the 'Downloads' section of www.evoting.nsdl.com.
4. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the 'Forgot Password' option available on the site to reset the password.
5. If you are already registered with NSDL for e-voting, then you can use your existing user ID and password for casting your vote.
6. The e-voting period commences on May 05, 2015 (9:00 Hours IST) and ends on June 03, 2015(17:30 Hours IST). During this period, Members of the Company holding shares either in physical form or in dematerialized form, as on the relevant date, i.e. April 24, 2015, may cast their vote electronically. The e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by a Member, he or she will not be allowed to change it subsequently.
7. The voting rights of Members shall be in proportion to their share of the paid-up equity share capital of the Company as on the relevant date, i.e. April 24, 2015.

Explanatory Statement pursuant to Sections 102(1) and 110 of the Companies Act, 2013

Item nos. 1, 2 and 3

The equity shares of your Company are listed and actively traded on the National Stock Exchange of India Limited and BSE Limited. With a view to encouraging the participation of small investors by making equity shares of the Company affordable, increasing the liquidity of the equity shares and to expand the retail shareholder base, the Board in its meeting held on April 24, 2015 considered and approved a bonus issue of one equity share for every equity share held, and a bonus issue (viz., stock dividend) of one ADS for every ADS held, respectively, as on a record date to be determined by the Company. The ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged.

The bonus issue of equity shares would, inter alia, require appropriate adjustments with respect to all the RSUs of the Company under its 2011 Restricted Stock Units Plan implemented pursuant to the SEBI (Employee Stock Options Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and any amendments thereto from time to time, such that all the RSUs outstanding as on record date (vested and unvested options including lapsed and forfeited options available for reissue) as well as RSUs which are available for grant and those already granted but not exercised as on record date shall be proportionately adjusted.

Presently, the Authorized Share Capital of your Company is ₹600 crore divided into 120,00,00,000 equity shares of ₹5 each. The issue of bonus shares as aforesaid would require consequential amendments to the existing Clause V of the Memorandum of Association of the Company, such that the authorized capital is increased to ₹1200 crore divided into 240,00,00,000 equity shares of ₹5 each.

The bonus issue of equity shares, the stock dividend on ADSs, increase in authorized capital and alteration of relevant clauses of the Memorandum of Association of the Company are subject to Members' approval in terms of Sections 13, 14, 61 and 63 of the Companies Act, 2013 and any other applicable statutory and regulatory approvals.

Accordingly, the resolutions in Item Nos 1, 2 and 3 of the Postal Ballot Notice seek Members' approval for capitalization of the amount standing to the credit or securities premium account / general reserve and issue of bonus shares / stock dividend on the terms and conditions set out in the resolution. Further, the resolutions seek Members' approval for consequential amendments to the relevant Clause of Memorandum of Association of the Company.

No Director, Key Managerial Personnel or their relatives are in any way concerned or interested in the Resolution at Item Nos. 1, 2 and 3 of the Notice except to the extent of their shareholding and outstanding RSUs in the Company.

The Board recommends the resolutions set forth in Item Nos. 1, 2 and 3 for the approval of the Members.

Item no. 4

Finacle is the industry-leading universal banking solution from Infosys. The solution helps banks renew their business by simplifying banking. It empowers them to accelerate innovation and create new opportunities. Today, Finacle is the choice of banks across 84 countries and serves over 450 million customers. The solution is consistently rated as a leader in the market by leading industry analysts.

Finacle solutions address the core banking, e-banking, mobile banking, CRM, payments, treasury, origination, liquidity management and wealth management requirements of retail, corporate and universal banks worldwide. The solution's componentized structure and enterprise-class capabilities help banks boost the agility and efficiency of their operations, and significantly improve customer experience across channels.

The company is organizing its software product assets within an integrated product group, which will be housed in Edgeverve Systems Limited ('Edgeverve'), a subsidiary of the Company. The company therefore proposes to integrate the Finacle business into Edgeverve, thereby (i) cross-leveraging synergies between both the product businesses effectively, (ii) increasing the ability to attract and retain high-caliber talent for innovative products and solutions, (iii) strengthening the product-centric culture within the organization, (iv) offering greater agility and autonomy to nurture product-centric business effectively, (v) improving agility to invest in latest technologies to strengthen the product leadership in the market and (vii) delivering greater value to clients across both businesses.

Edgeverve is a 'related party' within the meaning of Section 2 (76) of the Companies Act, 2013. The value of the aforesaid transaction exceeds the limits mentioned in sub-rule (3) of rule 15 of the Companies (Meetings of Board and its Powers) Rules, 2014. The Audit Committee and Board have approved the said transaction at the meeting held on April 23, 2015 and April 24, 2015 respectively. In terms of Section 188 and rules thereunder, the said transaction requires the approval of Members by a special resolution.

The particulars of the transaction pursuant to Explanation (3) to Rule sub-rule (3) of Rule 15 of Companies (Meeting of Board and its powers) Rules, 2014 are as under:

1. Name of the related party: Edgeverve Systems Limited
2. Name of the Director or Key Managerial Personnel who is related: Roopa Kudva
3. Nature of relationship: Edgeverve Systems Limited is a subsidiary of the Company, and Roopa Kudva is a common Board member
4. Monetary Value: Estimated consideration of up to ₹3,400 crore
5. Nature, material terms and particulars of the management:

Contract	Purpose
Business Transfer Agreement (BTA) between the Company and Edgeverve	Transfer of Finacle including rights and properties related thereto, of the Company to Edgeverve
Inter-company agreement between Edgeverve and respective Infosys entities including the parent (Infosys Limited)	To cover the following areas 1. Post closure of the BTA, Edgeverve (licensor) will license intellectual property (IP) to Infosys or its subsidiary (licensee) and such licensee may sub-license the IP to end clients, to the extent that such licensee is priming the deal with the end-client. 2. Edgeverve shall execute Annual Maintenance Contract (AMC) to the licensee, who shall prime the AMC with the end client 3. Edgeverve will enter into a subcontracting agreement for services to the extent that Infosys or any other subsidiary is priming the deal with end client.
Lease Agreement	To cover the lease of identified property between Edgeverve and Infosys Limited and its subsidiaries
Transfer	To transfer client contracts to Edgeverve

6. Any other information relevant or important for the Members to make a decision on the proposed transaction: None

No Director, Key Managerial Personnel or their relatives, except Roopa Kudva, to whom the resolution relates, is interested or concerned in the resolution.

The Board recommends the resolution set forth in Item No. 4 for the approval of the Members as a special resolution.

Item no. 5

Infosys established Edgeverve Systems Limited as a subsidiary to help global corporations sense, influence, fulfill and serve the needs of digital consumers and leverage the potential of their business ecosystems.

Edgeverve defines, develops and operates innovative cloud-hosted business platforms and software products which are offered to clients as 'Pay-as-you-use' services under the name 'Edge Services' Edgeverve focuses on realizing business outcomes for the clients by driving their revenue growth, cost effectiveness and improved profitability. All the platforms are branded under the Edge umbrella.

Edge Services is a service delivery unit within Infosys Limited that specializes in customization, implementation, extension and production support of the Edgeverve products.

The company proposes to refine this strategic initiative by Integrating Edge Services into Edge Verve Systems Limited, thereby (i) enhancing its Client Value proposition through productization of services and (ii) ensuring seamless delivery of end-to-end solutions.

Edgeverve is a 'related party' within the meaning of Section 2 (76) of the Companies Act, 2013. The value of the aforesaid transaction exceeds the limits mentioned in sub-rule (3) of rule 15 of the Companies (Meetings of Board and its Powers) Rules, 2014. The Audit Committee and the Board have approved of the said transaction at the meeting held on April 23, 2015 and April 24, 2015 respectively. In terms of Section 188 and rules thereunder, the said transaction requires the approval of Members by a special resolution.

The particulars of the transaction pursuant to pursuant to Explanation (3) to sub-rule (3) of Rule 15 of Companies (Meetings of Board and its Powers) Rules, 2014 are as under:

1. Name of the related party: Edgeverve Systems Limited
2. Name of the Director or Key Managerial Personnel who is related: Roopa Kudva
3. Nature of relationship: Edgeverve Systems Limited is a subsidiary of the Company and Roopa Kudva is a common Board member
4. Monetary Value: Estimated consideration of up to ₹ 220 crore
5. Nature, material terms and particulars of the Management:

Contract	Purpose
Business Transfer Agreement (BTA) between Infosys and Edgeverve	Transfer of Edge Services including rights and properties related thereto, of the Company to Edgeverve
Inter-company agreement between the Edgeverve and respective Infosys entities including the parent (Infosys Limited)	To cover the following areas 1. Post closure of the BTA, Edgeverve will enter into a subcontracting agreement for services to the extent that Infosys or any other subsidiary is priming the deal with end client.
Lease Agreement	To cover the lease of identified property between Edgeverve and Infosys Limited and its subsidiaries
Transfer	To Transfer client contracts to Edgeverve

6. Any other information relevant or important for the Members to make a decision on the proposed transaction: None

No Director, Key Managerial Personnel or their relatives, except Roopa Kudva, to whom the resolution relates, is interested or concerned in the resolution.

The Board recommends the resolution set forth in Item No. 5 for the approval of the Members as a special resolution.

Registered office :
Electronics City, Hosur Road
Bengaluru 560 100
India

by order of the Board of Directors
for Infosys Limited

Dr. Vishal Sikka
Chief Executive Officer and
Managing Director

Chennai
April 24, 2015